INTERLEUKIN GENETICS, INC.

135 Beaver Street

Waltham, MA 02452

December 22, 2006

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attn:  Jeffrey P. Riedler

Re:	Interleukin Genetics, Inc.
Registration Statement on Form S-3 (Registration No. 333-138862)

Dear Mr. Riedler:

Pursuant to Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, Interleukin Genetics, Inc. (the “Company”) hereby respectfully requests that the effectiveness of the above-captioned Registration Statement on Form S-3 be accelerated to Friday, December 22, 2006, at noon or as soon as practicable thereafter.

The Company hereby acknowledges the following:

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Any questions should be addressed to Daniel H. Follansbee, Esq., at Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., One Financial Center, Boston, Massachusetts 02111, telephone (617) 542-6000.

Thank you very much.

Sincerely,

/s/ Timothy J. Richerson
Timothy J. Richerson
Chief Executive Officer

cc:                                 Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Stanford N. Goldman, Jr., Esq.
Daniel H. Follansbee, Esq.